UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-42749

POMDOCTOR LIMITED

Yongxu Industrial Park

No. 19-23 Hejing Road, Dongsha Street

Liwan District, Guangzhou

People’s Republic of China 510000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Termination of American Depositary Receipt Program and Trade Class A Ordinary Shares on Nasdaq

As previously approved by the board of directors of POMDOCTOR LIMITED (the “Company”) on September 3, 2026 and approved by the Company’s shareholders on a non-binding advisory basis at the extraordinary general meeting of shareholders held on September 30, 2026, the Company today announced that it has commenced to terminate its American Depositary Receipt program (the “ADR Program”), including the termination of the related deposit agreement, as amended, and list the Company’s Class A ordinary shares directly on The Nasdaq Stock Market LLC (“Nasdaq”). The ADR Program to be terminated was established pursuant to the Deposit Agreement, dated October 9, 2025, as amended, among the Company, Citibank, N.A. (the “Depositary”) and the holders and beneficial owners of the American Depositary Shares (“ADSs”) issued thereunder (the “Deposit Agreement”).

The ADR Program and the Deposit Agreement are expected to terminate prior to the opening of the market on October 21, 2026. At that time, the Company’s ADSs will be mandatorily cancelled and exchanged for the Class A ordinary shares to be distributed to the ADS holders (the “Mandatory Exchange”) according to the Deposit Agreement.

Simultaneously with the effectiveness of the termination of the ADR Program, the Company will effect a share consolidation of its Class A ordinary shares and Class B ordinary shares, pursuant to which every ten (10) ordinary shares of each class will be consolidated into one (1) ordinary share of the same class (the “Share Consolidation”). As a result of the Share Consolidation and Mandatory Exchange, each holder of ten (10) ADSs will receive three (3) post-Share Consolidation Class A ordinary shares. In connection with the termination of the ADR Program and Share Consolidation, the Company plans to list its Class A ordinary shares for trading on Nasdaq in substitution for the ADSs. The Company’s Class A ordinary shares are expected to commence trading on Nasdaq when the market opens on October 21, 2026 under the symbol “POM” with the new CUSIP number G7166T112.

The Company has appointed TranShare Corporation as its transfer agent in the United States for its Class A ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer

Date: October 19, 2026

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